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                                  SCHEDULE 13G



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                           WHITEHALL JEWELLERS, INC.
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                              (Name of Issuer)

                         Common Stock, par value $.001,
              including associated preferred stock purchase rights
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  965063 10 0
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                                 (CUSIP Number)

                               December 31, 1999
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            (Date of Event Which Requires Filing of this Statement)


        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [x]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  965063 10 0              13G                       PAGE 2  OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification No. of Above Persons
        (Entities Only)
        Hugh M. Patinkin
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  2     Check the Appropriate Box if a Member of a Group*    (a) [ ]
                                                             (b) [ ]
        Not Applicable
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  3     SEC Use Only

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  4     Citizenship or Place of Organization
        U.S. Citizen
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    Number of
                           5       Sole Voting Power
      Shares                       1,416,985 Shares
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power
                                   54,677 Shares
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power
       Each                        1,413,049 Shares
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power
                                   54,677 Shares
    Person With
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,471,662
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 10     Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares* [ ]

        Not Applicable
--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row 9
        8.6%
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 12     Type of Reporting Person*
        IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!
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ITEM 1(a).      NAME OF ISSUER:

                Whitehall Jewellers, Inc.


ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                155 N. Wacker Dr., Ste. 500, Chicago, IL 60606


ITEM 2(a).      NAME OF PERSON FILING:

                Hugh M. Patinkin


ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                155 N. Wacker Dr., Ste. 500, Chicago, IL 60606


ITEM 2(c).      CITIZENSHIP:

                U.S. Citizen


ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                Common Stock, par value $.001, including preferred stock purchase rights


ITEM 2(e).      CUSIP NUMBER:

                965063 10 0


ITEM 3.         NOT APPLICABLE.


ITEM 4.         OWNERSHIP:

                (a)  Amount beneficially owned:

                     1,471,662 Shares*

                (b)  Percent of class:

                     8.6%

                (c)  Number of shares as to which such person has:

                    (i)   Sole power to vote or to direct the vote - 1,416,985*

                    (ii)  Shared power to vote or to direct the vote - 54,677

                    (iii) Sole power to dispose or to direct the disposition
                          of - 1,413,049*

                    (iv) Shared power to dispose or to direct the disposition of - 54,677

                  * Includes 512,596 shares issuable upon the exercise of options which are fully exercisable or exercisable within 60 days.



                               Page 3 of 5 pages

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ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                    NOT APPLICABLE


ITEM 6.             OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                    PERSON.

                    NOT APPLICABLE


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                    NOT APPLICABLE


ITEM 8.             IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                    NOT APPLICABLE


ITEM 9.             NOTICE OF DISSOLUTION OF GROUP.

                    NOT APPLICABLE


ITEM 10.            CERTIFICATION.

                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                               Page 4 of 5 pages

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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   March 15, 2000
                                     -------------------------------------------
                                                      (Date)


                                                 /s/ Hugh M. Patinkin
                                     -------------------------------------------
                                                    (Signature)

                                     Hugh M. Patinkin/Chairman, President & CEO
                                     -------------------------------------------
                                                  (Name/Title)


                                  Page 5 of 5 pages